SUCCESS HOLDING GROUP INTERNATIONAL INC.

531 Airport North Office Park

Fort Wayne, Indiana

(260) 490-9990

April 24, 2015

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Jay Webb

Re:

Success Holding Group International, Inc.

Form 10-K for Fiscal Year Ended February 28, 2014

File No. 333-188563

Form 10-KT for the Transition Period from February 28, 2014 to December 31, 2014

Form 10-Q for the Quarterly Period Ended November 30, 2014

File No. 000-55313

Dear Mr. Webb:

Success Holding Group International, Inc. (the “Company”) hereby submits a response to comments by the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) contained in the Staff letter, dated March 25, 2015, addressed to the Company’s Chief Financial Officer, Brian Kistler with respect to the Company’s filings with the Commission referenced above.

As requested by the Staff, set forth below is the manner in which the Company will comply with the Staff’s comments. The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in the Staff’s letter.

Form 10-KT for the Transition Period from February 28, 2014 to December 31, 2014

Cover Page

1.

We note your response to prior comment 1. Given your statement that subsequent to the change in control transaction on June 13, 2014, "the current management started to organically build the Company's business," it appears that the transaction which triggered the requirement to file a Form 8-K pursuant to Item 5.01(a)(8) is the June 13, 2014 change in control transaction, and the Form 10 information should have been filed at that time. Please file this information promptly.

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Response: The Company has filed an amendment to its Form 8-K filed on June 24, 2014 to include Form 10 information.

2.

Please reconcile your response to prior comment 7 with your disclosure on the cover page of your Form 10-KT filed on March 10, 2015. As noted in our prior comment, you were not eligible to register a class of securities on Form 8-A when your Form 8-A was filed. Please confirm your understanding that you have not registered your class of common stock under Section 12(g) of the Exchange Act and revise the cover page of your future periodic filings, as appropriate. If you wish to register a class of common stock under Section 12(g), please file a registration statement on Form 10.

Response: The Company acknowledges that it was not eligible to register a class of securities on Form 8-A at the time that such Form 8-A was filed and will revise the cover page of its future periodic filings as appropriate.

Notes to Consolidated Financial Statements

Note 1 - Organization and Description of Business, page F-8

3.

We refer to prior comment 11 where we asked you to include all the disclosures required by FASB ASC 805 related to your December 23, 2014 acquisition of 55% of the issued and outstanding shares of Launch TV Network Company (Launch TV). However, we do not see the requested disclosures in your Form 10-KT. Please revise future filings to include the referenced disclosures.

Response: The Company will revise its future filings to include the all the disclosures required by FASB ASC 805 related to your December 23, 2014 acquisition of 55% of the issued and outstanding shares of Launch TV Network Company (Launch TV).

Note 2— Summary of Significant Accounting Policies

Film costs, page F-12

4.

We refer to prior comment 13 where we asked you to disclose how you assess film costs for impairment and to consider disclosing the specific U.S. GAAP that supports your accounting policies for the recognition and valuation of assets related to film costs. However, we do not see the requested disclosures in your Form 10-KT. Please revise future filings to include the requested disclosures.

Response: The Company will revise its future filings to include the requested disclosures on how it assesses film costs for impairment and the specific U.S. GAAP that supports its accounting policies for the recognition and valuation of assets related to film costs.

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Item 9A Controls and Procedures, page 34

5.

We re-issue our prior comment 5, since we note that Management's Annual Report on Internal Control Over Financial Reporting in this filing does not identify the version of the Committee of Sponsoring Organizations of the Treadway Commission's Internal Control - Integrated Framework that was used to perform your assessment - i.e., whether the 1992 Framework or the Updated Framework issued in 2013 was used. Please tell us the version of the Committee of Sponsoring Organizations of the Treadway Commission's Internal Control - Integrated Framework that was used to perform your assessment disclosed in this Form 10-KT. In future filings, including any amendments, please identify the version of the COSO Integrated Framework you used in the assessment. Refer to Item 308(a)(2) of Regulation S-K.

Response: The 2013 version of the COSO Integrated Framework was used to perform the Company’s assessment. In future filings, the Company will identify the version of the COSO Integrated Framework.

Form 10-K for the Fiscal Year End February 28, 2014

Item 9A(T) Controls and Procedures, page 17

6.	We note your response to prior comment 3. Please amend the filing to provide the disclosures required by Item 307 of Regulation S-K.

Response: The Company has amended the filing to provide the disclosures required by Item 307 of Regulation S-K.

Form 10-Q for the Quarterly Period Ended November 30, 2014

Notes to Consolidated Financial Statements

Note 1 - Organization and Description of Business, page 8

7.

We see your response to prior comment 10, however, we do not see where your response provides the calculations we requested of the significance tests outlined at Rule 8-04(b) of Regulation S-X for the Launch TV acquisition. Please provide us with your calculations of the significance tests outlined at Rule 8-04(b) of Regulation S-X for the Launch TV acquisition. File under Form 8-K any historical and pro forma financial statements required by Rule 8-04 and Rule 805, respectively, of Regulation S-X as a result of the acquisition. In this regard, we note your December 31, 2014 balance sheet includes $2 million in goodwill related to "shares issued to acquire 55% shares of a subsidiary." Based on disclosures in your filings, we assume the referenced subsidiary is Launch TV.

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Response: The Company has conducted the calculations of the significance test for its acquisition of Launch TV in accordance with Rule 8-04(b) of Regulation S-X. Such calculations performed under Rule 8-04(b) resulted in a percentage greater than forty (40%) on the investment test. As a result, the Company will be required to file the audited financial information of Launch TV as well as required pro forma financial information.

The Company intends to have audited financial statements of Launch TV and unaudited pro forma financial information completed as soon as practicable to be filed in an amendment to previously filed 8-K dated November 30, 2014.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel Richard Friedman at (212) 930-9700.

Very truly yours,

Success Holding Group International, Inc.

By:	/s/ Brian Kistler
Brian Kistler, CFO

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